

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Dana Russell
Chief Financial Officer
Vivint Smart Home, Inc.
4931 North 300 West
Provo , UT 84604

**Re:  Vivint Smart Home, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2021**
     **Filed March 1, 2022**
     **File No. 001-38246**

Dear Dana Russell:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services